December 15, 2017

Loan Lauren P. Nguyen

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Liberty Oilfield Services Inc.
Amendment No. 7 to Registration Statement on Form S-1
Filed November 9, 2017
File No. 333-216050

Ladies and Gentlemen:

Set forth below is the response of Liberty Oilfield Services Inc. (the “Company”, “we,” “us” or “our”), to an oral comment received on November 9, 2017 from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 7 to Registration Statement on Form S-1, File No. 333-216050, filed with the Commission on November 9, 2017 (the “Registration Statement”).

Concurrently with the submission of this letter, we are publicly filing Amendment No. 8 to the Registration Statement (“Amendment No. 8”) via EDGAR. For your convenience, the response is prefaced by the substance of the Staff’s oral comment in bold, italicized text.

General

1.	Oral Comment: We note that upon consummation of the offering, investors in the offering will hold 23.7% of the Class A common stock, representing 9.2% of the total voting power, while Legacy Owners will retain 90.8% of the total voting power, including 100% of the Class B common stock. Please revise the cover page of the prospectus to disclose the dual class structure of the offering, the fact that the Legacy Owners will retain voting control of the Company and that the Company will be a “controlled company” under the rules of the New York Stock Exchange.

RESPONSE:    We acknowledge the Staff’s comment and have revised the cover of the prospectus contained in Amendment No. 8. Please see the cover page of the prospectus contained in Amendment No. 8.

*        *         *        *        *

Securities and Exchange Commission

December 15, 2017

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact David P. Oelman or E. Ramey Layne of Vinson & Elkins L.L.P. at (713) 758-3708 or (713) 758-4629, respectively.

Very truly yours, LIBERTY OILFIELD SERVICES INC.

By:	/s/ Michael Stock
Name:	Michael Stock
Title:	Chief Financial Officer

Enclosures

cc:	Christopher A. Wright, Chief Executive Officer
David P. Oelman, Vinson & Elkins L.L.P.
E. Ramey Layne, Vinson & Elkins L.L.P.
Joshua Davidson, Baker Botts L.L.P.
Troy Reisner, Deloitte & Touche LLP
Doug Reeb, EKS&H LLP